Exhibit (a)(8)
                        $95.00 PER UNIT OFFER TO PURCHASE

TO UNITHOLDERS IN INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85:

                  AS YOU KNOW, OLYMPIA INVESTORS, L.P., A DELAWARE LIMITED PARTNERSHIP (THE "PURCHASER"), IS OFFERING TO PURCHASE UNITS OF LIMITED
PARTNERSHIP INTEREST ("UNITS") IN INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85 (THE "PARTNERSHIP") FOR A PURCHASE PRICE OF $95.00 PER UNIT, NET TO THE SELLER IN CASH, WITHOUT INTEREST, LESS THE AMOUNT OF DISTRIBUTIONS PER UNIT, IF ANY (OTHER THAN DISTRIBUTIONS OF ADJUSTED CASH FROM OPERATIONS, AS DEFINED IN THE PARTNERSHIP'S PARTNERSHIP AGREEMENT), MADE BY THE PARTNERSHIP FROM MARCH 12, 1998 UNTIL THE PAYMENT DATE (AS DEFINED IN THE ORIGINAL OFFER TO PURCHASE DATED MARCH 12, 1998), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, AS WELL AS THE SUPPLEMENT, DATED MAY __, 1998, AND THE RELATED AMENDED ASSIGNMENT OF PARTNERSHIP INTEREST INCLUDED IN THIS PACKAGE (WHICH TOGETHER WITH THE OFFER TO PURCHASE CONSTITUTE THE "OFFER"). THE PURCHASER HAS REDUCED THE MAXIMUM NUMBER OF UNITS IT IS SEEKING TO PURCHASE FROM 160,000 TO 60,000.

                  Unless further extended, the Offer will be effective until midnight, New York City time, on June __, 1998. The Offer is not conditioned upon any minimum number of Units being tendered; however, in order for a tender to be valid, (i) a minimum of 10 Units or, if Units are tendered by an Individual Retirement Account or a Keogh Plan, 4 Units, must be sold pursuant to the Offer, and (ii) to the extent such tender is a partial tender, after the sale of Units pursuant to the Offer, you must continue to hold at least 10 Units or, if Units are tendered by an Individual Retirement Account or a Keogh Plan, 4 Units (8 Units for an IRA or Keogh Plan for Missouri and Washington residents).

                  The materials included in this package include important information concerning the Purchaser and certain of its affiliates, as well as certain affiliates of the General Partners of the Partnership who may be deemed to be "co-bidders" with the Purchaser in connection with the Offer, the terms and conditions of the Offer, and instructions for tendering your Units. IT IS IMPORTANT THAT YOU TAKE SOME TIME TO READ CAREFULLY THE ORIGINAL OFFER TO PURCHASE AS WELL AS THE ENCLOSED SUPPLEMENT, THE AMENDED ASSIGNMENT OF PARTNERSHIP INTEREST AND OTHER ACCOMPANYING MATERIALS IN ORDER TO EVALUATE THE OFFER.

                  Your decision whether to tender your Units should be based on your own particular circumstances, including your judgment of the value of your Units taking into account their upside potential and risks. You should consult with your advisors about the financial, tax, legal and other implications to you of accepting the Offer.

                  If you would like additional information about the Offer or need assistance in tendering your Units, you may call Beacon Hill Partners, Inc., which is acting as Information Agent for the Offer. Informed and courteous agents are available to assist you.

                           BEACON HILL PARTNERS, INC.
                                 90 Broad Street
                            New York, New York 10004
                            (212) 843-8500 (Collect)
                                       or
                           (800) 301-8755 (Toll Free)


May __, 1998                                         OLYMPIA INVESTORS, L.P.